

09001041

THIRD AMENDMENT TO FORM 1 - A /A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Commission file number: _____

INICIA INCORPORATED

(Name of small business issuer in its charter)

Delaware   20-3171064

(State or other jurisdiction of incorporation or organization)   (I.R.S. Employer Identification No.)

360 East 55th Street, Suite 13G, New York, NY 10022

(Address of Principal executive offices) (Zip Code)

Issuer's telephone number: (646) 233-4164

The number of shares of Common Stock outstanding, as of September 01, 2008 was: 17,238,300

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the Issuer's directors;

DIRECTORS OF THE COMPANY

1.   Name: **Bruce T. Dugan**   Age: 51
Title: Chairman of the Board

Home Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164

Corporate/Administrative Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164

2. Name: **Larry Schulze**   Age: 58
Title: Vice President; Online Publications

Home Address: 1615 Crestwood Drive Harrison, AR 70601; Telephone: (870) 391-2249.

Office Address: 1615 Crestwood Drive Harrison, AR 70601; Telephone: (870) 391-2249.

As of February 2009, P.O. Box 1719, Miami, FL 33183.

Corporate and Administrative Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

3. Name: **Mary Ann Zimmer**   Age: 58

Title: Vice President; Business and Legal Affaires

Home Address: East 74th Street, New York, NY 10021; Telephone: (212) 744-7410; Telefax: (212) 744-7210.

Business Address: 401 East 74th Street, New York, NY 10021; Telephone: (212) 744-7410; Telefax: (212) 744-7210.

Corporate and Administrative Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646) 233-4164

4.   Name: **Mario E. Delfino**   Age: 31
Title: Vice President and Chief Technical Officer

Home Address: Av. Olazabel 5219 (2:9) Capital Federal, Buenos Aires 1431, Argentina

Studio Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires Argentina 1016; Telephone: +54-11-4813-6536

Corporate/Administrative Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

(b) the Issuer's officers;

OFFICERS OF THE COMPANY

1. Name: **Bruce T. Dugan**   Age: 51
Title: President and Chief Executive Officer

Home Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164

Corporate/Administrative Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

2. Name: **Jesse Schraft**   Age: 28
Title: Vice President and Chief Financial Officer

Home Address: 202 East 6th Street, Apt.# 3, New York, NY 10003

Corporate/Administrative Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

3. Name: **Mary Ann Zimmer**   Age: 58
Title: Vice President; Business and Legal Affairs

Home Address: 401 East 74th Street New York, NY 10021; Telephone: (212)744-7410; Telefax: (212)744-7210

Corporate/Administrative Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

4. Name: **Mario E. Delfino**   Age 31
Title: Vice President and Chief Technical Officer

Corporate/Administrative Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

5. Name: **Larry Schulze**   Age 58
Title: Vice President; Online Publications

Home Address: 1615 Crestwood Drive, Harrison, AR 70601; Telephone: (870)391-2249

Office Address: 1615 Crestwood Drive, Harrison, AR 70601; Telephone: (870)391-2249

6. Name: **Robert Buontempo**   Age: 56
Title: New Products, Research and Development

Address: 16 Jacques Road # 14, Elizabeth, NJ 07201; Telephone: (908)282-9383

Corporate/Administrative Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

(c) the issuer's general partners;
N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Bruce T. Dugan   58,800,000

Mario E. Delfino   25,200,000

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Bruce T. Dugan   58,800,000

Mario E. Delfino   25,200,000

(f) promoters of the issuer;
N/A

(g) affiliates of the issuer;
N/A

(h) counsel to the issuer with respect to the proposed offering;
M. David Sayid, Esq.
Sayid and Associates LLP
408 West 57th Street, Suite 8E
New York, NY 10019

(i) each underwriter with respect to the proposed offering;
N/A

(j) the underwriter's directors;
N/A

(k) the underwriter's officers;
N/A

(l) the underwriter's general partners; and
N/A

(m) counsel to the underwriter.
N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.
None

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

ITEM 3. Affiliate Sales
If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.
None

ITEM 4. Jurisdictions in Which Securities Are to be Offered
(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.
None

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.
New York, through the Directors

ITEM 5. Unregistered Securities Issued or Sold Within One Year
(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:
None

(1) the name of such issuer;

(2) the title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

(4) the names and identities of the persons to whom the securities were issued.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.
NO

ITEM 7. Marketing Arrangements - None

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.
None

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.
None

PART II –OFFERING CIRCULAR

INICIA INCORPORATED

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock

Maximum number of securities offered: Fifty six million (56,000,000) common shares

Minimum number of securities offered: None

Price per security: $ .01 per share

Total proceeds: If maximum sold: $560,000; If minimum sold: N/A

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? ___% N/A

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No
(See Question No. 25)

Is transfer of the securities restricted? [] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE

OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
_____	_____	_____
_____	_____	_____

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

Item __. Exhibits

Index to Exhibits

SEC Reference

Number	Title of Document
3.1	Certificate of Incorporation of the Registrant, as amended (1)
3.2	By-Laws of the Registrant, as amended (1)
3.3	Escrow Agreement dated October 2008 (1)
3.4	Bankruptcy Court Order dated Oct. 16, 2007, approving Asset Purchase Agreement and authorizing the sale of the corporate shell of Elgin Technologies free and clear of liens, claims and encumbrances (1)
3.5	Corporate shell purchase agreement dated June 2008 by and between Elgin Technologies Inc. as seller, and New Century Capital Consultants Inc. and Keystone Capital Resources Inc., as purchasers (1)
3.6	Certificate of Merger between Elgin Technologies Inc. and Inicia Incorporated dated October 7, 2008(1)

(1) Filed herewith

INCORPORATION BY REFERENCE

All exhibits are herein Incorporated by reference.

TABLE OF CONTENTS

Page

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of forty nine (49) pages.

THE COMPANY

Part I

Item 1.   Description of Business

FORWARD LOOKING STATEMENTS

Because we want to provide investors with more meaningful and useful information, this Form 1-A contains, and incorporates by reference, certain forward-looking statements that reflect our current expectations regarding its future results of operations, performance and achievements. We have tried, wherever possible, to identify these forward-looking statements by using words such as "anticipates," "believes," "estimates," "expects," "designs," "plans," "intends," "looks," "may," and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to certain risks, uncertainties and contingencies, including the factors set forth herein, which could cause our actual results, performance or achievements for 2007 and beyond to differ materially from those expressed in, or implied by, any of these statements. You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

SUMMARY

INTRODUCTION

The purpose of this document is to provide the reader with a comprehensive overview of Inicia Incorporated (hereinafter referred to as "Inicia", "i2m" or the "Company"), a software and media development company. The Company's third party contract software and website development division serves clients that have various requirements from micro-businesses (that need a simple website) to multi-nationals that require dynamic pages within static templates, to software application programs that run whole areas of a companies' operations; such as an accounting or operations department, or a part thereof. However, this overview will primarily focus on the other areas of the Company's operations, which include niche demographic online publishing (using our proprietary software), niche demographic HD video programming and production for Internet and broadband distribution, and the development of software products for consumers and the commercial marketplace.

VISION/MISSION

The mission of Inicia Incorporated is to increase shareholder value through the creation, maintenance (and/or merger or sale) of a series of niche specific online properties operating with proprietary software to create greater profits for the Company. Niche specific video productions, created by the Company, will be broadcast through its online properties as well as ad supported Internet outlets, and traditional distribution channels. Further, the Company's software development team will create software products for digital media devices, and software applications for PC and web-based services. Lastly, the Company will continue to generate revenue through third party contract services that the Company will provide to clients worldwide.

THE COMPANY

Inicia Incorporated is a Delaware corporation with its corporate office at 360 East 55th Street 13-G New York, NY, 10022, mailing address at P.O. Box 1087 New York, NY 10150, it's New Products division in Elizabeth, New Jersey: it's online publishing operations located in Miami, Florida; and its small software development studio located in Buenos Aires, Argentina,. Overall, the

Company can be characterized as a software/media development and distribution company with four (4) distinct areas of operation (see more detail: Page 8 "The Company"):

1. <u>Publisher of online niche lifestyle communities and publications</u>: Having designed and built a website template that brings together the best practices of an online magazine, resource directory and social network, the Company intends to launch many online properties that focus on a wide variety of narrow niche markets to deliver multi-media content (text, photo, and video) in an interactive seamless environment.

2. <u>Producer of niche lifestyle video programming</u>: The production division, while producing format programming for, and delivering it through the Company's niche market websites (and other net outlets like YouTube), will also produce one HD video broadcast feature movies and documentaries as well.

3. <u>New Products Group</u> is focused on developing digital software products for consumers, which can be sold through traditional CD/DVD distribution outlets -- such as Walmart and Target, for example -- as well as online downloads sold through websites, cell phones, (like iPhone), and other portable media devices.

4. <u>Software and Website Development</u> (third party contract clients): The Company designs and develops simple or complex database driven websites for clients worldwide on a contract basis, charging hourly or flat fees per project.

The corporate website is located at http://www.i2mediainc.com

The Company operates under the brand names: Inicia Incorporated, i2 Interactive Media, i2 Media Lab, Inicia Studios.

The Company intends to create many new brand names as it develops new websites and products.

Short Term: Our immediate goal is to increase advertising income and become self sustaining during our planned expansion, while building stock value through the completion of the Company's staged development agenda. This includes:

- Expanding development staff to accommodate new third party clientele contracts;
- Develop and release first commercial product; a unit to enhance digital music
- Expanding promotion of existing online publications/ communities;
- Launch two (2) new websites;
- Produce new video format programming, distributed via i2m and other outlets;
- Produce specialty programs for Internet/ Broadcast/ Theatrical release
  o *Sports & Law*,: format program intended for initial Internet broadcast and later cable syndication
  o *Changing*; (movie) intended for theatrical, cable, TV and Internet licensing
- National college tour combining the production of town hall/ summits with accompanying co-promotion events and parties for niche communities, with the intent to create brand awareness, provide media worthy coverage, mainstream education, increase online membership, and provide video content shooting opportunities for weekly and/or long form programming, and later editing for documentary content, where applicable.

Long Term: in 2009-2010, the Company intends to:

- Commence international city development tour for all applicable online properties, most notably, Expat 360 and TGLIFE.com;
- Launch four (4) new sites;
- Initiate national writing/arts scholarship program for Teen Pop Star.com;
- Position Sports and Law for possible cable syndication; and
- Identify and position site (s) for roll-ups, acquisition or merger

- Expand programming staff to increase profitability by developing work-for-hire agreements in Asia; specifically India and China (during international city tour mentioned above).

(NOTE: this above agenda may change according to early successes or unexpected setbacks)

OVERVIEW

History and Organization

Before incorporating the Company, founder Bruce T. Dugan, began developing an online concept to bring together magazine content, resources and social networking capabilities inside a single website platform. He hired Mario Delfino, a software programmer, who, using a variety of programming languages to write the computer code converted his ideas and drawings into a functioning beta website presence on the Internet.

Mr. Dugan, then enlisted the assistance of Larry Schulze, the founder and former Editor in Chief of a print publication that was distributed in ten countries, to join the effort and serve as Editor in Chief of the Beta website platform that Messrs. Dugan and Delfino created. During the development phase of the project Messrs. Dugan and Delfino found each other's strengths compatible and formed a partnership (i2medialab.com) to develop relationships with international clients and provide those clients with third party contract software and website design & development services: databases mapping, site architecture, moving images and 3D animation for the Internet and broadcast presentation.

Shortly before that first beta site went live, Mr. Dugan formed Inicia Incorporated while Mr. Schulze began attracting advertisers to the existing Beta site. Mr. Dugan began to reach out to other professionals with specific expertise – in the areas of business affairs, music, video production, and product distribution – with whom he had personal friendships and worked with previously; to expand on the Company's concept of a multi-media vertical market approach to these niche markets he planned to market to.

Since then the online social networking and online video content marketplace (My Space, Facebook, and, youTube, for example) has surged forward. The Company is now in the final stages of development and intends to use the model as the architecture to drive a variety of narrow niche markets going forward.

The Company has expanded its core management team while also aligning itself with industry leaders that have agreed to work with the Company is areas such as video production and programming, public and media relations, and distribution channels. Its principle business operations, including advertising sales, administration and development of its online publishing properties, new products development, business affairs, and M and A, are based in New York City, NY with satellite operations in Elizabeth, NJ; and Miami, FL. The Company maintains a small staff of programmers in Buenos Aires, Argentina

Inicia Incorporated is a Delaware corporation located at 360 East 55th Street 13-G New York, NY, 10022 with its mailing address at P.O. Box 1087 New York, NY, 10150, and a small software development studio located in Buenos Aires, Argentina; New Products Division in Elizabeth, New Jersey, and its largest division is online publishing operations located in Miami, FL. Overall, the Company can be characterized as a development, production and distribution company with four distinct (sometimes synergistic) areas of operation:

1.)   Publisher of online niche lifestyle communities and publications: The Company intends to launch many online properties that focus on a wide variety of narrow niche markets to deliver multi-media content (text, photo, and video) in an interactive seamless environment. This division is based in Miami, Florida.

2)   Producer of niche lifestyle video programming: The Company's production division, while producing format programming to be NetCast through the Company's niche market websites (and other net outlets like YouTube), it will also produce HD video broadcast feature films and documentaries. This division is based in New York, New York

11 | P a g e

3) New Products Group: This division is focused on developing digital software products for consumers, intended to be sold through traditional CD/DVD distribution outlets such as Walmart and Target, as well as online downloads sold through websites, and portable media devices, such a iPhone, for example. This division is based in Elizabeth, New Jersey.

4) Software and Website Development (third party contract clients): The Company designs and develops simple or complex database driven websites for clients worldwide on a contract basis, charging hourly or flat fees per project. This division is based in a studio in Buenos Aires, Argentina.

CURRENT BUSINESS DESCRIPTION

Site Staffing: All Company owned website properties (as they are launched) will hire additional staff for the following positions:

- Community Manager to oversee database, groups, resources, news, events, members, contests and promotions
- Managing Editor to oversee and manage editorial writing staff

THE COMPANY

Inicia Incorporated is a Delaware corporation located at 360 East 55th Street 13G, New York, NY 10022, with New Products division in Elizabeth, New Jersey, its online publishing operations located in Miami, Florida and its software development studio located in Buenos Aires, Argentina. Overall, the Company can be characterized as a software and media development and distribution company. The Company has four distinctive areas of operation, although many projects will overlap.

1. New Products Division: Based in Elizabeth, New Jersey, it is focused on developing digital software products and applications, (as described above) that can be sold through traditional CD/DVD distribution outlets such as Walmart and/or Target and/or digital downloads through a variety of websites and digital media devices -- such as iPhones -- to retail consumers, and also to commercial consumers.

IQ Music Enhancer is a software application product intended to provide consumers a way to significantly improve the quality of their digital sound recordings through a virtual equalizer (bass, tremble, reduce noise etc), and then save different mixes of that recording for playback on different types of players; i.e. Cell phone ring tone, computer with speakers, iPod with headphone, and an auto sound system, for example. There are current tools like this available for high end professional sound engineers, but these multiple tools are not packaged into a single product, nor are they user friendly for the average consumer. The unit would sell in hard copy and download for an estimated $19.99.

American Freight Exchange (AFX:) is intended to be a complex multi-functional time sensitive software application for the commercial transportation industry (think travel reservations for the movement of commercial freight packaged together in a seamless work flow system to manage not only the freight movement itself, but also the business at large).

2. Producer of niche lifestyle video programming: Based in New York, New York and operating with an additional satellite office in Miami, FL, it produces format programming to be NetCast (shown via the Internet) through the Company's niche market websites (and other net outlets like YouTube.com), and will also produce one-off HD video broadcast feature movies and documentaries as well. Current planned productions include:

a. Sports and Law – The name says it all. A format program for initial Internet broadcast and possible later cable syndication. The show will feature Karen Desoto, a legal analyst for MSNBC and Court TV since 2000.

a. Changing: written by award winning playwright Gretchen Cryer, this HD video movie about the sex change of Bob to Barbra through he eyes of 'her" former buddies at a college reunion. Changing reveals not the changes that take place in the life of Bob/Barbara, but rather the changes that occur in all the people around 'her.'

b. Magazine format programming by niche– Most, if not all, of our publication/communities would support niche programming, which will be broadcast on the i2m sites, youtube.com and others, as well as, when possible, syndicated to other distribution outlets as paid programming (other websites or cable/ TV).

c. Documentaries – In the gathering of content for the various short form programs there may arise unique opportunities to shoot additional footage that can be edited into short and/or long form documentary programs.

3.   Publisher of online niche lifestyle communities and publications: Based in Miami, Florida, the Company, having designed and built a dynamic page website template (the architecture and programming that will be used as the platform for each of our many different proposed websites), that brings together the practices of an online (refers to access via the Internet) magazine, resource directory and social network, intends to launch many different niche oriented online properties to deliver multi-media content (text, photo, video) in an interactive seamless environment. A seamless environment refers to the idea that all the content, interactive capabilities of the site, its members, administrators and advertisers, are all interlinked through the mapping of the website's database, so that whatever action is taken within the site only has to be done once, and that action immediately connects with other relevant information in the database. When a member of the site posts anything on the site, whether it be a comment to an article, forum message, photo, blog, or any other activity, the system automatically recognizes that user and inserts the appropriate name and link to that user's profile, and archives any such content contribution by the user in the appropriate files and folders, for example, making the site very administrator friendly and low maintenance.

Although all the Company's publication sites all will have different content and demographics, but they all have similar functional characteristics. Therefore, they can all operate using the same architectural model, which will allow the Company to roll out new sites quickly and efficiently.

4.   Software and Website Development Division: *www.i2medialab.com* : A small staff operating in Buenos Aires, Argentina designs and develops static page or complex database driven dynamic page websites for clients worldwide on a contract work-for-hire basis. A static page website is essentially, a brochure, but rather than printing that brochure onto paper it is published digitally and then viewed via a website on the internet (also known as the world wide web; a global computer network system available to the general public to view text, photo, and video content, as well as to provide a wide variety of instant communication capabilities). Dynamic page websites are created by using various computer programming software languages that provide a way to relay information in real time between a database and a web page, for example, a person accesses a website and registers as a member of that website, or a registered user of a website posts comments to an article or photo presented on that website. It is the ability for the webpage to instantly communicate that information in an interactive way that makes the page Dynamic. In addition, the Company writes computer code using a variety of computer languages (the 'code' is the command, or string of commands that tell a computer how to respond to various actions) to create software applications (a group of codes working in union to complete a desired task, like organizing and or manipulating music files, tracking sales reports, for example) that can be used/ sold as stand-alone products or 'plug-ins' to be used with other applications.

Many of the components of this model are Internet standards; however, there are some unique strength's, such as:

a) Niche specific vertical content/ marketplace;
b) Most powerful planned Group tools on the Net;
c) Seamless environment;
d) Easy navigation and fast loading pages;
d) Advertiser tools for instant result reports, ad reservation system, product marketplace, and the ability for advertisers to contribute to the site content as experts, and interact with general members;
e) International, national and local content and resources; and
f) Follow Me Box: one click access to member email, alerts, and profile link

<u>ALL CONTENT IS NICHE SPECIFIC: The components that drive each site include:</u>

- Lifestyle (or interest) specific magazine with staff writers (topic or location based columns)
- World News aggregated from many sources, Site Announcements and Groups news
- Tips (by category) written by experts (many our advertisers), staff and contributing members
- Humor section (cartoons, or text with photos, videos)
- Letters to the editor: notes from readers to the Editor
- Chat Rooms (public and private) where members can come together and communicate
- Instant Messenger Systems, where members can type messages to one another in real time
- Forums; multi-level, a place to read member comments and post responses
- Contests and quizzes; interactive areas where members can attempt to win prizes
- Events calendar (world events, group events, member events, Friends Night Out gatherings) providing event name, location, contact info, description, cost, links to more info, who is attending list
- Media Guide (Cinema, TV, and Web events -- such as scheduled chats, web video, web radio)
- Groups – essentially a fully functional website for anyone who has a social club or organization that appears within our website community
- Member profile pages – about me, photo gallery, blog, calendar, friends network, email, alerts
- Marketplace: advertiser promoted discount products/ services, member classified sections,
- Library – member contributed content by category
- Personals – search criterion for club pals, shopping buddies, romance, pen pals etc.
- Photo Galleries – member contributed photos by gallery categories
- Polls
- Video player – i2m video programming as well as member contributed content and links
- Resource Directory:
    o Glossary of Terms
    o History – categorized by people, places, events of historical importance
    o Shopping – product and service providers by location and category, with contact info
    o Learning Center – lessons in a variety of disciplines by location and category and contact
    o Professionals – of, or serving a specific lifestyle – listing by location and category
    o Venues – restaurants, clubs, bars, hangouts, game rooms etc. by location and category serving the niche demographic of the website

Existing and Planned Publication Communities

- *TGLIFE.com* – An advertiser supported site by, for and about the transgender community: providing news, information, resources, entertainment, and social community networking.
- *YesOrNoAmerica.com* - An advertiser supported site where readers can post their thoughts via a forum, answer the poll of the week on the hot topics of the day, and columnists in a cross fire manner respond to the weekly topic (poll) question: one in the positive and the other defending the negative.
- *Expat360* – An advertiser and special promotions supported site for English speaking expats (The term is often used in the context of Westerners living in non-Western countries, although it is also used to describe Westerners living in other Western countries, such as Americans living in the United Kingdom, or Britons living in Spain, and most recently has expanded to include Asians living in Western Hemisphere countries) and travelers, with specific country/city channels providing news, information, resources and community social networking.
- *TeenPopStar.com* – An advertiser, corporate sponsor, special promotions and i2m product sales supported teen site providing news, information, entertainment, resources and community social networking. It will feature an online contest (i2m provides the tools to create and record music and video demo's online from the users home PC or MAC) and the teen can then post their talent (songwriting, singing, dancing, and lip singing) to the site for the members of the site to choose the winners. There are no judges, as management believes that bad talent can be as entertaining as good talent. The site will also build out a citizen's reporter network comprised of journalistic aspiring teenagers, reporting about teenage issues, using that magazine

as a platform to showcase teenager talent (journalism, photojournalism, editing and more) to provide scholarships for some of the best, and be underwritten by a combination of corporations, Colleges and Universities.

- *LatinoPopStar* – An advertiser, affiliate, special promotions supported site using the i2m magazine, resource center, community platform, providing much of the same as TeenPopStar, only not confined to teenagers and not providing the journalism scholarship program.
- *Penniless Lover* – An advertiser supported how to and tips site for young men, providing information and resources for dating and romancing BIG on a small budget. Featured column to be written by award winning playwright Gretchen Cryer.
- *Mix Lab* – An advertiser, affiliate, product placement and special promotions supported Music engineering website, that in addition to providing cutting edge information about sound recording -- written by Mr. Buontempo (professional recording engineer for a host of GOLD and GRAMMY recordings) and others, -- the site also provides member forums, and features an online virtual recording studio, where members of the site can choose songs from the library – or upload (send music files from their computer to the sites recording studio) them and then 'mix' (a music term to describe altering the sound of each track -- the place where each specific instrument, voice or sound in the recording resides) the song recording: changing the EQ (bass, treble, mid-range per track), F/X (echo, reverb per track), volume levels per track and other settings to create a new version of the recording. The results of these efforts, at the member's choice, can be entered into the contest to win various scholarships and prizes.
- *Business Pipeline* – An advertiser and subscription services supported site for small under-the-radar- entrepreneurial companies to find news, information, resources and networking tools.
- *The Game Room* – An advertiser, affiliate, and special promotions supported site that provides the structure and tools for gaming clubs to organize their (offline and online) member games and tournament results, point leaders lists, communications, events and more.
- *Transport Matrix* – An advertiser and member subscription supported site for transportation professionals; providing info, community, products & services, with the intent of building critical mass as a member based organization to leverage better products and services for its members. This site will serve as a precursor to the AFX network to be developed at a date in the future (as referred to in New Products Division above)
- *TGerotica.com* – An affiliate, advertising and subscription supported magazine-community site, with external site listings, external site reviews and links, classifieds, and social networking capabilities for adult -themed transgender lifestyles. Launched as a stand-alone site with the intent to be interconnected with Sexxlife.com (see below) at a later date.
- *Sexxlife.com* – An affiliate, advertising and subscription supported magazine-community (adult theme- between Playboy and porn) site using the i2m magazine, resource and social networking structure referred to previously.

RESEARCH AND DEVELOPMENT

The Company currently has no formal Research and Development program. It has a series of project development plans as indicated in this document, and will rely on its management team to stay ahead of the cultural, technological and social trends.

MARKET ANALYSIS, DEFINITION AND CUTOMER PROFILE

Currently, social networking sites appear to be the rage of the Internet, for example, MySpace.com is has over one hundred million users and Facebook.com the same. Both of these companies are continuing to expand their networks via different marketing plans: Facebook.com, for example, has been used by members to help target blood donations, (*New York Times, March 10 2008*), and has opened up its site to outside programmers to add a host of new applications to the site (*MSNBC, May 28, 2007*), while "MySpace, the world's biggest and most popular social network, and three of the world's largest music companies, SONY BMG MUSIC ENTERTAINMENT, Universal Music Group, and Warner Music Group (NYSE:WMG), today announced the formation of a landmark joint venture, MySpace Music." (*Reuters April 3, 2008*).

Online video has exploded as well, with the arrival of YouTube.com, and recently expanded well beyond the home grown self broadcasting to now include trailers to promote full length theater films and TV shows.

"When the fourth season of 'The Office', an NBC comedy, had its premiere in September 2007, one in five viewings was on a computer screen instead of television (9.7 million TV vs. 2.7 million OL). "The Office is on the leading edge of a sharp shift in

entertainment viewing that was thought to be years away." -- *New York Times, Serving Up Television without a TV Set, March 10th, 2008.*

In the past six months, *Grey's Anatomy* has been streamed 26 million times, and analysts say that *Heroes, Ugly Betty, CSI, House* and *Gossip Girl* are some of the other online hits. Furthermore, other, less known shows, like *Chelsea Lately*, a late night talk show hosted by Chelsea Handler launched in July (2007) on the E channel, is effectively using the Internet and podcasts to promote the show through 3-4 minute clips.

"The consciousness of video on the Net has elevated pretty dramatically in the last year or so, and the next phase is really providing a higher quality video experience for that audience demand," said Sean Carey, senior vice president of Sony Pictures, which launched six comedy originals last month on its online comedy network CSpot via Crackle, YouTube, AOL Video and Hulu.

"Among the 18-34 set, the proportion who watch online videos on a weekly basis increased forty-two percent, up from twenty-eight percent last year according to a February 2008 study by Leichman Research Group. (*TV Studios Explore Online Horizons – Buenos Aires Herald March 16, 2008).* The 15-34 demographic plays well for some of the i2m online properties now in development: specifically TeenPopStar.com and LatinoPopStar

While there are some shows being created specifically for the Net (independent directors and producers enjoy the quick access that the Internet provides), larger studios are beginning to see the Internet as a testing ground for new programming, as well as a promotional tool for existing programming.

The target markets of i2m's publications and video programs are niche specific lifestyles and interests, and therefore, are significantly smaller than the mass markets reached by sites like My Space, Facebook or YouTube. Yet, while the entire North American market for the Company's TG LIFE.com site only has 8 million potential members, the potential North American market for the Company's TeenPopStar.com is 45 million, showing the significant variance from niche to niche. However, both website communities -- as well as most of the Company's future planned website communities -- have, or are expected to have an international member base.

The Internet is about access to information, communication, products and services, and people spend countless hours collecting various bits of information from various places. The profile of our target customer is someone with a specific niche lifestyle or interest that would enjoy having all that information, entertainment, community, and resource in one place. And, because our sites are niche specific, our member base is more likely to buy products and/or services from advertisers with niche specific products and services.

Based on current trends and recent history, networking and magazine sites need to attract one million (1,000,000) unique visitors per month to be considered as a viable acquisition candidate by the multi-national buyers of online properties, like News Corp or Universal/ NBC.

COMPETITION

There is intense competition in the Internet space today, particularly in the social networking and online video segments. There are literally thousands of sites that are already established with a large member base. While the Company believes that it can penetrate the marketplace with a better product line, using its seamless environment concept, among other things, there are no assurances that before it can succeed in that effort, that a larger and better funded company may not simply adopt the Company's concepts and re-tool their own software architecture to out maneuver the Company. The Company plans on filing patents pending registration wherever applicable, but there is no assurance that such patent (s) will ultimately be approved. Accordingly, the Company must not only rely on the existing online website model, marketing plans and any special promotions concepts it has, but also Management's ability to keep moving forward creativity to stay ahead of its competitors.

The niche space, which is the Company's primary focus, is also highly competitive. But though passionate about their creations, most of the niche marketplace is created by smaller entrepreneurial home grown endeavors. The Company expects to be better financed than many of its competitors and therefore better able to generate more professional content, deliver that content more consistently, and market that content with greater impact. Furthermore, the Company intends to maintain a larger software development team than its competitors – due to its other development agendas – and thereby have a lower operating product to cost ratio to produce more for less than its competitors.

The first of the Inicia online website communities is TGLIFE.com, a site by, for and about the transgender community. It currently has three primary competitors: UrnotAlone.com, and TGForum.com in the USA and Trannyweb.com in the UK (ranked 59,000, 389,000 and 1,300,000 respectively on Alexa.com, -- the website ranking system owned by Amazon.com). All three of these entities have been

'on the web' since the 1990s, providing them with a ten year head start over TGLIFE.com, which was launched in BETA mode in 2006. As of this writing TG LIFE, now entering the final stage of completion and as of yet devoid of any promotional efforts whatsoever, is ranked 1,100,000, having already surpassed Trannyweb.com, and it's monthly visits have jumped from 25,000 (January 2008) to 41,000 (April 2008). Although no assurance can be given, the Company expects that with the full completion of the site and effective promotional campaign, it can over take all three major competitors within twenty four (24) to thirty six (36) months. Subsequently, the Company intends to approach (some or all) of those competitors (and others) and to propose a plan to 'roll up' the entities to lower costs, eliminate redundancy, and increase profits, and potentially package and sell the aggregate to a larger online publisher (for example, PlanetOut, a gay publication that has some, but very little penetration into the transgender market, but is synergistic with it) that needs or wants addition traffic to position itself for sale to a multi-national by increasing its aggregate monthly viewership.

Another demographic the Company intends to compete in -- with its Expat 360 website community -- will encounter two major competitors: Escapeartist.com and Internationalliving.com, which rank (on Alexa.com) 15,341 and 54,000 respectively. Both sites, however, are more focused on overseas real estate rather than day-to-day Expat living. Neither of these two sites localizes or categorizes its content effectively, or provides a member community. As such, the Company intends to compete by providing information, community, interactivity and resource not provided by its competitors in this large, yet mostly untapped and growing demographic.

In each and every niche that the Company intends to compete, there are cracks that the Company websites can fill, and each will have special promotions to attract loyal viewers.

MARKETING PLAN

Sales Strategy:

- To reach and acquire advertisers for its online properties the Company will continue its direct sales efforts with small to medium sized advertisers, as well as utilize outside ad sales agencies, and others, to approach and manage larger potential advertisers. Currently the Company has established a relationship with AMERICA'S MEDIAMARKETING, Inc., a company that specializes in the selling of ad space on webs sites, who has a client list that includes Oxygen Channel, and magazines such as Redbook, Money, Fortune, PC World, and Newsweek. The Company has also established dialogue with, and interest from, RIVENDELL INC., (a company that exclusively works with the GLBT community in securing ad revenue from corporate 100 and 500 companies -- such as HBO, Miller Brewing, Sony Music, and US Air -- to represent TGLIFE.com – an online website by, for and about the transgender community, which is owned by the Company. .

- For long form video content, such as documentaries or series programming, the Company shall utilize film festivals and other industry events to showcase its products and develop distribution representatives in the United States and abroad.

Advertising: A relatively small budget will be earmarked for brand advertising; including:
- o trade publications
- o online search

Promotion:
- o **Press Releases:** The Company will regularly send out press releases about its staff, new products and services, and success stories.

- o **Media Stories:** The Company will use contacts it maintains and further develop stories of interest to the media; about new innovations, products and services, and any success stories about the Company, its staff or it products and services

- o **Media Promotion:** The Company staff, considered experts in their respective fields, will:
  - Serve as keynote speakers and panel members at conventions and trade shows
  - Be interviewed for radio, and print publications

o **Promotion Tours:** Some of the Company's niche markets will lend themselves to promotional tours, where Inicia can produce town-hall meetings and summit forums. In many cases these public functions will be broadcast via the i2m websites, sometimes in real time and interactive; or as a segment piece of a regular show format, and/or part of a larger packaged documentary. The tour will provide a newsworthy public service, as well as promote the Company and its brands.

o **Contests:** Each of the Company website niche communities will have a series of contests in varying categories, driven by member voting.

o **Member Promoting:** Due to the seamless environment of the site structure, i2m will pay members a percentage of advertising revenue that is generated on that members' page (s).

RISK FACTORS

General

Although the Company has had some success on its first online community/ publication (which is still in development), there is no assurance that that will continue or that any other website community that the Company launches will be successful. Moreover, the Company cannot make any assurances that others in the marketplace will not outmaneuver the Company. Finally, the immediate future of the Company relies on the participation of its senior management team; most notably Bruce T. Dugan, Mario Delfino and Larry Schulze. And while no health problems currently exist for any, no assurance can be given that one may not arise for one, or more, in the future. Therefore, any consideration regarding investment in Inicia Incorporated must be done so with the understanding that some, or all, of that investment could be lost.

RISK FACTORS

Risks to Consider Regarding our Company

The Company Has Substantial Near-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

The Company will require funding over the next twelve months to develop the business further. In fact, the Company has minimal capital for operations and the Company has needs for immediate funding. Our capital requirements will depend on many factors including, but not limited to, the timing of further development of our business and the growth of the industry as a whole. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders will be reduced. Moreover, those equity securities may have rights, preferences, and privileges senior to those of the holders of our common stock. There can be no assurance that additional capital will be available on terms favorable to us or our shareholders.

Our cash requirements may vary substantially depending on our rate of development, research results, competitive and technological advances and other factors. If adequate funds are not available, the Company may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms. Our inability to raise capital would impair the current and future operations and may cause the Company to cease business operations entirely.

The Company Has Substantial Long-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

Substantial expenditures will be required to further develop our business model. The level of expenditures required for these activities will depend in part on whether The Company develops and markets our services independently or with other companies through collaborative arrangements. Our future capital requirements will also depend on one or more of the following factors:

- ☐ Market acceptance of our products and services;

- ☐ The extent and progress of our research and development programs;

- ☐ Competing technological and market developments; and

- ☐ The costs of commercializing our products and services.

There can be no assurance that funding will be available on favorable terms to permit successful expansion of the business to allow the Company to exceed the breakeven point, if at all.

In addition, the Company has no credit facility or other committed sources of capital. The Company may be unable to establish credit arrangements on satisfactory terms, if at all. If capital resources are insufficient to meet our future capital requirements, the Company may have to raise additional funds to continue development of our website communities and publications, digital software products, and video content. There can be no assurance that such funds will be available on favorable terms, if at all.

To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities will likely result in dilution to our shareholders. If adequate funds are not available, the Company may be unable to develop our operations to a sufficient level to generate revenues or become profitable.

We expect to issue additional stock in the future to finance our business plan and the potential dilution caused by the issuance of stock in the future may cause the price of our common stock to drop.

The Company is authorized to issue maximum stock of 500,000,000 common shares. As of September 29, 2008, there were 17,238,300 issued and outstanding shares of Common Stock. The Board of Directors has authority to issue the balance of 482,761,700 shares of our authorized stock without shareholder consent, on terms and conditions set in the discretion of the Board, which may dilute the value of your stock. If and when additional shares are issued, it may cause dilution in the value of shares purchased in this offering and may cause the price of our common stock to drop. These factors could also make it more difficult to raise funds through future offerings of common stock.

Most of our competitors may be able to use their financial strength to dominate the market, which may affect our ability to generate revenues.

Some of our competitors are much larger companies than us and very well capitalized. They could choose to use their greater resources to finance their continued participation and penetration of our targeted markets, which may impede our ability to generate sufficient revenue to cover our costs. Their better financial resources could allow them to significantly outspend us on price to our customers, marketing and production. We might not be able to maintain our ability to compete in this circumstance.

The Company Has Never Paid Dividends

The Company has never paid dividends. The Company does not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business. Our dividends will be at our Board of Directors' discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents The Company may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

Limited Operating History

We cannot guarantee that we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our ongoing operations.

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We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations and possibly cease operations totally. Equity financing could result in additional dilution to shareholders.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes

The Company believes that it will be able to use all of it's the net operating loss carry forwards in future periods. However, the Company has not recorded the related asset in the accompanying financial statements.

Employees

As of September 31, 2008, the Company employed approximately 6 persons. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

Dependence on Key Personnel

The continued success of the Company is highly dependent on certain key personnel, particularly Messrs. Dugan, Delfino and Schulze, all of whom will be the driving force behind the introduction and implementation of all corporate policy and infrastructure growth, and will be responsible for developing the Company's long-term strategy. Nonetheless, the loss of Messrs. Dugan, Delfino or Schulze or any other key manager could have a material adverse effect on the Company's results of operations, financial condition and business prospects.

In light of its anticipated growth, the Company plans to expand its senior management by hiring a number of professionals. The Company's success will depend to a large extent upon the expertise and continuing contributions of these employees and will depend upon the ability of the Company to integrate and retain these new individuals or find suitable replacements. Furthermore, these new members of senior management have no prior operating experience at the Company. As a result, there can be no assurance that the Company's senior management team will be capable of successfully implementing the business strategy of the Company. A failure in the implementation of the Company's business strategy could have a material adverse effect on the Company's results of operations, financial condition and business prospects.

No Assurance of Planned Growth; Inability to Grow could adversely affect operating results

The Company has yet to experience rapid and substantial growth in company operations and revenue since it began operations. The Company intends to pursue a growth strategy for the foreseeable future and to broaden its product offerings to include new types of products that have little or no track record. There can be no assurance that the Company will be able to expand successfully and operate profitably. It is also expected that such expansion plans will require the Company to hire additional personnel which will substantially increase its operating expenses in the short-run. Since management expects that there will be a time lag between the expenditure of funds and the receipt of any revenues from such expansion efforts, the Company's results of operations may be adversely affected in the short-run. There can be no assurance that the Company will anticipate and respond effectively to all of the changing demands that expanding operations will have on the Company's management and operating systems. The Company's failure to meet its anticipated hiring needs and to adapt its systems could have a material adverse effect on its results of operations, financial condition and business prospects. Further, there can be no assurance that the Company will ever achieve its planned growth or broaden its product offerings, and the failure to do either could have a material adverse effect on the Company's results of operations, financial condition and business prospects.

Substantial Leverage can reduce net income and cause losses

The Company's Certificate of Incorporation and Bylaws do not limit the amount of indebtedness the Company may incur. The Company may wish to leverage its assets through securitizations and other borrowings, generally through the use of warehouse lines of credit and reverse repurchase facilities. The percentage of leverage used varies depending on, among other things, the Company's

estimate of the cash flow that its assets will generate, and the stability of that cash flow. There can be no assurance that the Company will be able to continue to meet its debt obligations resulting from leverage and, to the extent that it cannot, the Company risks the loss of some or all of its assets.

No Prior Public Market; Volatility of Stock Market

Prior to the Offering, there has been no private or public market for the Common Stock. There can be no assurance that an active trading market will develop or that the purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the Offering Price. The Offering Price of the Common Stock was determined arbitrarily within in the Company and may not reflect the market price of the Common Stock after the Offering.

Anti-Takeover Effect of Delaware Law

The Company is incorporated as a Delaware corporation and as such will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning more than 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" with the Company for three years following the date that person became an interested stockholder unless the business combination is approved in a prescribed manner. This statute could make it more difficult for a third party to acquire control of the Company. See "Description of Capital Stock -- Certain Provisions of Delaware Law."

Development Stage Business

The Company has not engaged in active operations and is in the developmental stage. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding prospective client base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a $560,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for start up costs, the implementation of a marketing campaign and presentation of the Company's services for a certain period of time. If only a fraction of this Offering is sold, or if certain assumptions contained in the Company's Offering Statement prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's Offering Statement.

Risks Associated with Expansion

The Company plans on expanding its business through the introduction of a sophisticated marketing campaign. Any expansion of operations the Company may undertake will entail risks, such actions may involve specific operational activities that may negatively impact the profitability of the Company. Consequently, shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's prospective business activities.

Client Base and Market Acceptance

While the Company believes it can develop a prospective client base through the marketing and promotion of its products and services, the inability of the Company to further develop such a prospective client base could have a material adverse effect on the Company. Although the Company believes that its proposed products and services offer certain advantages over competitive companies and products, no assurance can be given that the Company will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's services.

Possible Fluctuations in Operating Results

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including the successes and failures of its employee base, operations, profit sharing results, seasonality, and general economic conditions. There is no assurance that the Company will be successful in marketing any of its products or services or that the revenues from such products and services will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

Risks of Borrowing

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants that may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of Common Stock of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Common Stock offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Control By Management

As of October 2008, the management of the Company owned approximately 90% of the Company's outstanding shares. Upon full completion of this Offering, the management of the Company will own approximately sixty four (64%) percent of the issued and outstanding shares, and will be able to elect all of the directors and continue to control the Company. Investors will own a minority percentage of the Company's Common Stock and will have no voting rights. Investors will not have the ability to control a vote of the Company's Shareholders or Board of Directors. See "PRINCIPAL SHAREHOLDERS".

Dividend Policy

The Company intends to not pay any dividends, and therefore retain any initial future earnings to fund operations and expand the Company's business. A holder of Common Stock will be entitled to receive dividends only when, as, and if declared by the Board of Directors out of funds legally available therefore. The Company's Board of Directors will determine future dividend policy based upon the Company's results of operations, financial condition, capital requirements, and other circumstances.

Dilution

Purchasers of Shares will experience immediate and substantial dilution of $ 0.0064350 ($.01 - $0.0035650) in net tangible book value per share, or approximately 64.34% of the assumed offering price of $.01 per share (assuming maximum offering proceeds are achieved).

Additional Shares if issued by the Company in the future will also dilute a purchaser's investment in the Shares. See "CAPITALIZATION SUMMARY" Pg. 26.

Broker –Dealer Sale of Shares

The Company's Common Stock is not presently included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ Small Cap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Common Stock of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market. As a result, the Company's Common Shares are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and may also affect the ability of shareholders to sell their shares in the secondary market.

Long Term Nature of Investment

An investment in the Shares may be long term and illiquid. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time.

No Current Market for the Shares

There is no current market for the Shares offered in this Offering Circular.

Compliance with Securities Laws

The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable New York Securities Laws, and other applicable state securities laws. If the sale of Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Arbitrary Offering Price

The price of the Shares offered has been arbitrarily established by the Company, based upon such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Placement Agent

The officers and directors of the Company without compensation, offer the Shares on a "best efforts" basis, or the Offering maybe offered through a NASD registered broker-dealer which would entered into a Participating Broker-Dealer Agreement with the Company. Accordingly, there is no assurance that the Company, or any NASD broker-dealer, will sell the maximum Shares offered or any lesser amount.

BUSINESS AND PROPERTIES

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Item 2.   Description of Property

The Company currently occupies space at 360 East 55th Street, Suite 13G, New York, New York 10022; office space used by the Company's CEO to conduct day-to-day business and host meetings. This space is equal to approximately 400 square feet of the total 1000 square feet at that location. Our rent is $500 per month. We have no lease and have an oral month-to-month agreement with the leaseholder of the space. The space is adequate for the current needs of the Company. If the month-to-month tenancy was to end, we would be able to move our operations without a significant disruption of operations. The Company intends to eventually move into a larger facility to consolidate all of our New York City metro area operations (public and media relations, marketing, business and legal affairs, M&A, and the new products group to accommodate officers Bruce Dugan, Mary Ann Zimmer, Jesse Schraft and Robert Buontempo, under one roof. Currently those operations are handled from the 55th Street New York address, as well as, space where the Company shares (cost free space) at 74th Street in New York City and in Elizabeth, New Jersey. The online operations (advertising sales, content development, and editorial and community management) will be moving from Harrison, AR to a cost free space in Miami, Florida to accommodate Larry Schulze and his team.

The Company's software studio is located at Uruguay 1279 (5:A), Capital Federal, Buenos Aires, Argentina 1016. The facility is comprised of approximately 1,000 square feet and is sufficient for the needs of the Company for the foreseeable future. The Company does have a formal lease that began on August 1, 2008 and ends on August 1, 2010. The Company has been paying $1,000 per month since August 1, 2008, which includes rent, water and taxes at that location.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)

Total: ($5,174)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable. N/A

| Offering Price Per Share | = | (price/earnings multiple) |
| Net After-Tax Earnings Last Year Per Share) | | NOT APPLICABLE |

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. $ 552 in total

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Firstly, the Company has to date (prior to the merger with Elgin Technologies, Inc – ELGN, which occurred on September 23, 2008) been in an exploratory development stage. As it has now approached the completion of that development stage and nearer to the commencement of full operations it is management's belief that the company will substantially, and very quickly increase in value. Secondly, in direct connection with said merger, the pre-existing shareholders of Elgin Technologies, Inc. have had their common shares diluted as a result of the issuance of common shares pursuant to this offering statement for the purposes of a) providing a larger percentage of ownership to the incoming investors in accordance with this Offering Statement, and b) to place voting control of the Company in the hands of new management.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 35.6 % (56,000,000 to be issued divided by 157,238,000; consisting of 17,238,000 + 84,000,000 + 56,000,000)

If the minimum is sold: N/A

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $ 500,552.

If the minimum is sold: N/A

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $N/A .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold		If Maximum Sold	
	Amount	%	Amount	%
Total Proceeds	$0		$ 560,000	
Less: Offering Expenses		0%		22%
Comm and Finders Fees	-0-		-0-	
Legal and Accounting	$0		$ 120,000	
Copying and Advertising	$0		$ 2,000	
Other (Specify):				
Development/Marketing	$0		$ 75,000	
General working capital including rent, salaries, office expenses, furniture	$0		$ 363,000	

Net Proceeds from Offering	$0		$ 438,000

Total Use of Net Proceeds	$0		$ 438,000
	0%		100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.   N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.   N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, .employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

Item 5. Market for Common Equity and Related Stockholder Matters

General

As of September 30, 2008, the Company, by written consent of the Board of Directors dated September 17, 2008, drafted resolutions approving and adopting a Certificate of Amendment, the Company amended its Certificate of Incorporation to be authorized to issue 500,000,000 shares of Common Stock, at a par value $.0001 per share and 1,000,000 shares of any number of series of preferred shares, as designated by the Board of Directors, with such rights and preferences as set forth by the Board of Directors, par value of $.0001 per share. Accordingly, as of September 30, 2008, the latest practicable date, there are 17,238,300 common shares outstanding. On or about October 2008, an additional 84,000,000 shares were issued to the Company's management; Mr. Dugan received 58,800,000 common shares, and Mr. Delfino received 25,200,000 shares, respectively bring to total outstanding common shares to 101,238,000. The present Offering Statement contemplates the issuance of 56,000,000 new common shares, which if successful, would increase the total outstanding common shares to 157,238,300. The number of record holders of Common Stock as of September 22, 2008 was approximately 213, and of October 30, 2008 is approximately 215.

Common Stock

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have liquidation, dissolution or winding up, the holders of common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock.

Preferred Stock

Each preferred share allows the preferred shareholder to vote the equivalent of fifty (50%) percent of the current issue and outstanding shares of the Registrant to exercise control over the Company/Registrant.

Price Ranges of Inicia Common Stock

Market Information

The Company's Common Stock is traded on the Pink Sheets under the symbol "ELGN".

There is currently a limited trading market for the company's Common Stock with the price being very volatile. The following chart lists the high and low closing bid prices for shares of the company's Common Stock for each month within the last two fiscal years. These prices are between dealers and do not include retail markups, markdowns or other fee and commissions, and may not represent actual transactions.

Quarter Ended	Low Bid	High Ask
March 31, 2001	0.08	0.50
December 31, 2000	0.21	0.51
September 30, 2000	0.15	0.32

June 30, 2000	0.15	1.13
March 31, 2000	0.10	3.00
December 31, 1999	0.06	0.50
September 30, 1999	0.13	1.88
June 30, 1999	1.56	3.44
March 31, 1999	2.25	3.75
December 31, 1998	1.75	6.25
September 30, 1998	6.00	8.38
June 30, 1998	7.00	10.50

Liquidation

In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims.

Dividend Policy

The Company has never declared or paid cash dividends on its common stock and anticipates that all future earnings will be retained for development of its business. The payment of any future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

Stock Transfer Agent

Our transfer agent and registrar of the Common Stock is Pacific Stock Transfer Co., 500 E. Warm Springs Rd., Ste. 240, Las Vegas, NV 89119.

Recent Sales of Unregistered Securities

The information concerning the recent sales of unregistered securities required by Item 5 is incorporated by reference to the information set forth in Item 12 "Certain Relationships and Related Transactions" set forth hereafter. None

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or re-financings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

CAPITALIZATION SUMMARY

	As of: 09/30/08 (1) (2)	As Adjusted Maximum
Debt:		
Short-term debt (average interest rate 0%)	$ 0	$ 0
Long-term debt (average interest rate 0%)	0	0
Total debt	0	0
Stockholders' equity (deficit):		
Preferred stock — par or stated value (by		
Class of preferred in order of preferences)	0	0
Common stock — par or stated value	38.2	0.01
Common stock – Total Contributions	57,295	617,295
Additional paid in capital	0	0
Retained earnings (deficit)	(56,743)	(56,743)
Total stockholders' equity	552	560.552
Total Capitalization	552	560,552
Number of Common Share Outstanding	101,238	157,238
Stockholders' Equity per Common Share	$ 0.0000055	$ · 0.0035650

NOTES:
(1) 1,500 privately held (no par value) shares (of post-merger Inicia Incorporated) were exchanged for 84,000,000 shares of new issue in the post-merger Inicia Incorporated Company.
(2) The financial information provided above does not include any financials regarding Eglin Technologies, Inc. as all of their assets and liabilities were eliminated pursuant to bankruptcy proceeding in 2007.
(3) There were 17,238,000 existing shares outstanding of ELGN stock prior to said merger, which continue to be outstanding.

Number of preferred shares authorized and outstanding: 0, with a par or stated value: 0

Number of Par Value
Class of Preferred Shares Authorized Per Share

1,000,000 shares $.001

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:_____
[ ] Other:_____

15. These securities have:
Yes No
[ ]   [X] Cumulative voting rights
[ ]   [X] Other special voting rights
[ ]   [X] Preemptive rights to purchase in new issues of shares
[ ]   [X] Preference as to dividends or interest
[ ]   [X] Preference upon liquidation
[ ]   [ ] Other special rights or preferences (specify): _____
Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____ / ____ / ____
Date when conversion expires: ____ / ____ / ____

17. (a) If securities are notes or other types of debt securities: NONE

(1) What is the interest rate?_____%   N/A
If interest rate is variable or multiple rates, describe: _____

(2) What is the maturity date?____ / ____ / ____   N/A
If serial maturity dates, describe: _____

(3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe: _____

(4) Is there a trust indenture? [ ] Yes [X] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
Describe, including redemption prices:_____

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
Describe: _____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.   N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal?
$_____ N/A

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? N/A $_____

How much indebtedness is junior (subordinated) to the securities? $ _____ N/A

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.   N/A

	Last Fiscal Year		
	Actual	Pro Forma	
		Minimum	Maximum
"Earnings" =	_____	_____	_____
"Fixed Charges"			
If no earnings			
show "Fixed Charges" only	_____	_____	_____

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements .

18. If securities are Preference or Preferred stock: No

Are unpaid dividends cumulative? [ ] Yes [X] No
Are securities callable? [ ] Yes [X] No. Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: N/A

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): N/A
$_____.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: NONE

Name: N/A
Address: _____

_____ _____
Telephone No.: ( )_____

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular.   None

Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.   None

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: By the Board of Directors (see section 29 through 35).

Name: _____
Address: _____
Telephone No.: ( )_____

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: The escrow agent shall be the Law Offices of Michael Krome, Esq., 8 Teak Court, Lake Grove, NY 11755.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:
Will interest on proceeds during escrow period be paid to investors? [ ] Yes[x] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: There will be no resale restrictions.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

In the past five years, the Company has not paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

1. **Name:** **Bruce T. Dugan**   Age: 51
Title: Chairman, President and Chief Executive Officer

Home Address: East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Corporate and Administrative Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Studio Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires / Argentina 1016; Telephone: +54-11-4813-6536

Inicia Incorporated: since 2005: As one of the founders, he developed the Company's strategic short and long range goals, assembled the management staff, and contracted various production teams. He raised the seed capital to launch the Company, as well as, developed its existing capital relationships. He will manage the Company's direction; public relations, oversee project development, marketing and promotions and business affairs. He also serves as Chairman of the Board of Directors.

First Drum, Inc: President 2002-2004: Founded the company for the purpose of co-producing a documentary (*The Last Poets* -- aired on the Bravo Channel 2003). As the executive in charge of production he raised production and marketing capital from third parties, negotiated domestic and foreign distribution agreements, managed licensing agreements, and accounting, and developed marketing strategy.

Prior to 2002, Mr. Dugan briefly served as CEO of Fortune Media Inc. after building a nationally distributed record company for its subsidiary Fortune Entertainment, Inc., which he founded and sold to Fortune Media, Inc. Prior to that, he served in the commercial freight and transportation industry where his companies served industry leaders such as Dupont, Couristan Carpets, Sumitomo of

America, Rubbermaid, MSC and many others. He served as president of Worldway Freight Systems (a small national freight brokerage firm with three employees generating $120,000 of monthly revenue), and TFS America (a national trucking & logistics and general warehouse firm that employed fifty and generated $500,000 of monthly revenue), initially launching both companies with $10,000 of start-up seed capital. Building each company from the ground up he obtained experience in all aspects of the business; operations, sales and marketing, accounting, finance, time-sensitive logistics, and general management. He developed many work flow process and marketing strategies considered innovative and forward thinking at that time.

1984 – Bachelor of Arts / Northwest College, Tulsa OK

1980 – Freight Logistics Certificate: Rutgers University, Newark NJ

Director: (x) Yes ( ) No

    2.   Name: Jesse Schraft   Age: 28
Title: Vice President and Chief Financial Officer

Home Address: 202 East 6th Street, Apt. #3, New York, NY 10003

Corporate and Administrative Address: 360 East 55th Street 13-G/ New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated/ since October 20, 2008: He shall oversee all in house bookkeeping, prepare budgets, forecasts, investment planning and perform financial analysis. Additionally he shall interface with banks, merchant accounts and other financial institutions and services. He will prepare all internal financial reports and work with external accounting and auditing firms to facilitate the timely and accurate delivery and filing of all financial reports.

JWS Financial Advisory, Buenos Aires, Argentina: Managing Partner/ June 2008 – Current: His responsibilities are to design and implement financial restructuring of early stage companies with a focus in the hotel, luxury travel, real estate, alternative foods, alternative energy, and web based industries. He conducts industry specific and macro-economic research and forecasting used to support executive business decisions, constructs in-depth forecasting models for future growth analysis and expansion based projects, formulates private placement deal structures for the raising of capital, and assumes all other financial responsibilities expected of a Chief Financial Officer.

Macquarie Bank Limited, New York, NY/ Managing Associate/ Sept. 2007 – June 2008: As a Desk Analyst OTC Derivative Trading and Structuring, Commodities Group, he analyzed various commodity investment strategies and structured OTC derivatives to capture relative trading strategies, successfully developed an institutional broker dealer sales desk which transacted OTC derivatives and structured products. He designed and underwrote 144A debt deals & revenue bonds structured around client's physical basis exposure, created investment thesis that successfully supported a $150M global structure; capturing diversified exposure to various agriculture positions, actively covered the entire commodity complex, indexes and commodity based equities in order to support hybrid trades, created 3rd party funding desk in order to provide SEC registered wrappers for structured trades to U.S. based banks, completed extensive training program focusing on OTC derivative pricing/design and related market fundamentals.

Morgan Stanley, New York, NY /Associate Desk Analyst, Proprietary Fixed Income: Oct. 2005- Sept. 2007: He analyzed various fixed income strategies & trades for institutional trading desk, provided market commentary and trade analysis for middle market accounts and institutional wealth managers, acted as divisional lead during launch of new commodity structured products with focus on research, positioning, and presentation; the scope of coverage included energy, metals, and agricultural markets. He also developed a market to support the creation of a structured note that effectively mimicked CDS in order to hedge high yield portfolios against looming credit correction, designed a relative value swap, which effectively reduced overexposure to distressed/HY credit positions while increasing rates exposure to a curve-steepening environment, successfully timed the exit and entrance of both respective markets. He conducted High Yield credit analysis in order to support trades, which were not covered by firm-wide research, assumed roll as OTC broker during conferences between analysts, traders, and potential clients with the intention of securing new assets, constructed diversified fixed income portfolios and perform analytics on individual accounts up to $300M in size, focusing on asset allocation models and individual account objectives, generated trade ideas from proprietary research to capture transactional opportunities across all product areas, performed daily OTC brokering between traders and portfolio managers during competitive bid/offer transactions. Moreover he consulted clients on transactions ranging from $2M to $300MM in size; providing research and analytics on multiple product groups including MBS, CDO, corporate bonds, high yield, agencies, cash/repo, municipals, foreign bonds, structured products, and convertibles, and increased Synthetic CDO sales by 300% through the implementation of Six Sigma process enhancements.

Lehman Brothers: Analyst: Capital Markets Risk Division Nov. 2004 – Oct 2005: He performed full cope audits on equities and fixed income trading desks, compared risk strategies with trading activity to verify VAR thresholds, analyzed derivative transactions to assure compliance standards, and consulted with various product departments on SOX 404 Compliance.

Ernst & Young New York, NY/External Auditor: Financial Services Division/ January 2004 – Nov. 2004:
Performed audits on large Hedge Funds, Mutual Funds, and Private Equities; personally managed two Hedge Fund audits during 2004 busy season. He completed industry certified training program on asset management clients, gained exposure to equities, fixed income, and derivative products, and consulted top tier banks on SOX 404 Compliance.

C-Cor Inc/ State College, PA/ Analyst: Internal Control/Sept. 2003 – January 2004: Financial control design of public company: Sarbanes-Oxley Compliance Management.

2003: B.S. in Financial Accounting, Penn State University; 2006: Series 7 and 63 Licensed

Mr. Schraft is expected to serve in this capacity on behalf of the Company 10-20 hours per month. .

Director: ( ) Yes (x) No

    3. Name: **Mary Ann Zimmer**   **Age: 58**
Titile: Vice President; Business and Legal Affaires

Home Address: 401 East 74th Street, New York, NY 10021; Telephone: (212)744-7410; Telefax:(212)744-7210

Corporate and Administrative Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Business Address: 401 East 74th Street, New York, NY 10021; Telephone: (212)744-7410; Telefax:(212)744-7210

Inicia Incorporated since September 2008: Her responsibilities are to structure, negotiate and draft agreements for all media platforms, including agreements covering production and co-production, branded content, talent, distribution, licensing, sponsorships and promotions. She will also serve on the company's advisory board for strategic planning.

Law Office of Mary Ann Zimmer since 1987: Previously served as general counsel and vice president of business affairs for Arts and Entertainment Networks; directing the department responsible for all legal matters and business affairs for Hearst/ABC/NBC joint venture consisting of A&E Network and The History Channel and related businesses. Currently she maintains a broad-based entertainment law practice (currently as a private practitioner and previously as a partner in a leading entertainment firm) representing . US, Canadian and international media clients, including established and emerging television program services, advertising agencies, production companies, filmmakers, talent and nonprofit organizations in wide range of matters requiring extensive knowledge of entertainment law and industry transactions. She specializes in legal and business aspects of content production and distribution for television, film, and online/digital platforms, as well as matters relating to intellectual property, copyright, rights and clearances, content review, merchandising, and content, software and technology licensing.

As a founding member of the Entertainment, Arts & Sports Law Section of the New York State Bar Association, Mary Ann continues to serve as an officer and committee chair. She is a member of the board of the International Academy of Television Arts & Sciences, has been a judge for the International Emmy Awards, regularly lectures professional and academic groups on business and legal matters affecting the entertainment industry, and has taught a graduate seminar in television and radio program development at Brooklyn College.

1977 LL.M. in Labor Law (with honors), New York University School of Law
1975 J.D., Case Western Reserve University School of Law; editor of Law Review
1971 B.A. (with honors), New York University, Washington Square College

Ms. Zimmer is expected to serve is this capacity on a part time basis, 10-20 hours per month.

Director: (x) Yes ( ) No

    4. Name: **Mario E. Delfino**   **Age 31**
Title: Vice President and Chief Technical Officer

Home Address: Av. Olzabal 5219 (2:9) Capital Federal, Buenos Aires, 1431 Argentina

Studio Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires Argentina 1016; Telephone: +54-11-4813-6536

Corporate and Administrative Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since 2006: Co-founder of the contract services unit (i2medialab.com) he is the lead programmer for the company, and oversees the tech aspect of all project development.

Oki Doki Design Founder/ President 2000-2006: Served as lead programmer providing third party contract services to clients worldwide. His area of focus is the development of dynamic page database driven websites and 3d animation for Internet and broadcast distribution. He has Master certifications in all programming languages.

2007 – Software Programming (Flash) / IT Master / Buenos Aires, Argentina

2005 – Software Programming (Various) / Image Campus / Buenos Aires, Argentina

2001 – Programming Theory / Image Campus, Buenos Aires, Argentina

Director: (x) Yes ( ) No

5. Name: **Larry Schulze**   **Age 58**
Title: Vice President; Online Publications

Home Address: 1615 Crestwood Drive Harrison, AR 70601; Telephone: (870) 391-2249

Office Address: 1615 Crestwood Drive Harrison, AR 70601; Telephone: (870) 391-2249

As of February 2009, P.O. Box 1719, Miami, FL 33183.

Corporate and Administrative Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since 2005: He heads the Company's sales efforts: develops relationships with advertising sales agencies, prepares sales marketing strategies and content, and will develop a sales team. He is also Editor In Chief of the online publications division -- currently containing two online properties (eight more to be launched in the next twelve (12) months) – with responsibilities that include developing and aggregating content, hiring and coordinating writers and deadlines, and overseeing managing editors (as they are hired).

GTM Publications: Publisher 2000-2004: Founder and Editor in Chief of Girl Talk Magazine, a glossy life style print publication that was distributed into ten countries. He oversaw all aspects of the business; directly involved with ad sales, marketing, promotions, and the full magazine cycle: overseeing layout, design, content development, photography, print production and distribution.

Director: (x) Yes ( ) No

5. Name: **Robert Buontempo**   **Age: 56**
Title: New Products, Research and Development

Home Address: 16 Jaques Road # 14 Elizabeth, NJ 07201; Telephone: (908)282-9383

Office Address: 16 Jaques Road # 14 Elizabeth, NJ 07201; Telephone: (908)282-9383

Corporate and Administrative Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since October 2008: Using his extensive music background and trend recognition capabilities, his responsibilities are focused on the development of new software product and online service (digital music software, music recording and entertainment related websites) concepts by identifying voids within the commercial and/or consumer marketplace and developing concepts to fill those voids. He serves as project leader for those new concepts from inception to completion; researches the technology needed and that technology's availability, coordinates with in-house programmers (or contract services providers) to develop the product.

A career sound recording engineer, he operated a sound recording studio for ten years, serving as studio manager; designed and wired the studio, and ran day to day operations. He was a recording engineer for a wide variety of recording artists (many of whom were chart topping fold records, as well as GRAMMY nominated), and was a contributing music technology writer for many magazines such as Rolling Stone, MIX, Musician, EQ Magazine, Tape Op Magazine, and Artist Pro Magazine. For 31/2 years he moderated the leading forum for Pro Sound Web attracting over one million readers per month.

1987: State of New York, Private School Teaching License; Multi Track Recording.

1975: BFA in Video & Film / New York University, New York, NY

Director: ( ) Yes (x) No

DIRECTORS OF THE COMPANY

1. Name: **Bruce T. Dugan**   **Age: 51**
Title: Chairman, President and CEO

Office Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646) 233-4164

Studio Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires /Argentina 1016; Telephone: +54-11-4813-6536

Inicia Incorporated: since 2005: As founder he developed the Company's strategic short and long range goals, assembled the management staff, and contracted various production teams. He raised the seed capital to launch the Company as well as developed its existing underwriting relationships. As president and CEO, he remains the Company's vision leader, will manage public relations, and oversee project development, marketing, promotions, and business affairs. He also serves as Chairman of the Board of Directors.

First Drum, Inc: President 2002-2004: Founded the Company for the purpose of co-producing a documentary (*The Last Poets* -- aired on the Bravo Channel 2003). As the executive in charge of production he raised production and marketing capital from third parties, negotiated domestic and foreign distribution agreements, managed licensing agreements, and accounting, and developed marketing strategy.

Prior to 2002 Mr. Dugan served briefly as CEO of Fortune Media Inc. after building a nationally distributed record company for its subsidiary Fortune Entertainment, Inc. Prior to that most of his career was in the commercial transportation industry where he founded and served as president for Worldway Freight Systems (a national freight brokerage firm), Transcom Frieght Systems and TFS America (a national trucking & logistics firm, and general warehouse), that served industry leaders such as Dupont, Couristan Carpets, Sumitomo of America, Rubbermaid, MSC and many others. He built his companies from the ground -- up wearing every hat in the company in the early years -- and developed many innovative work flow process strategies. His responsibilities involved hands on involvement for all aspects of the business: sales, marketing, operations, and finance.

1984 – Bachelor of Arts / Northwest College, Tulsa OK: 1980 – Freight Logistics Certificate: Rutgers University, Newark NJ

Director: (x) Yes ( ) No

2. Name: **Larry Schulze**   **Age: 58**
Title: Vice President; Online Publications

Corporate and Administrative Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Office Address: 1615 Crestwood Drive Harrison, AR 70601; Telephone: (870)391-2249

As of February 2009, P.O. Box 1719, Miami, FL 33183.

Inicia Incorporated: since 2005: He heads the Company's sales efforts; develops relationships with advertising sales agencies, prepares sales marketing strategies and content, and will develop a sales team. He is also Editor In Chief of the online publications division -- currently containing two (2) online properties (eight more to be launched in the next twelve (12) months) – with responsibilities that include developing and aggregating content, hiring and coordinating writers and deadlines, and overseeing managing editors, as they are hired.

GTM Publications: Publisher 2000-2004: Founder and Editor in Chief of Girl Talk Magazine, a glossy life style print publication that was distributed into ten (10) countries. He oversaw all aspects of the business; directly involved with ad sales, marketing and promotions, and the full magazine cycle: overseeing layout & design, content development, photography, print production and distribution.

Director: (x) Yes ( ) No

3. Name: Mary Ann Zimmer   Age: 58

Title: Vice President; Business and Legal Affaires

Corporate and Administrative Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Business Address: 401 East 74th Street, New York, NY 10021; Telephone: (212)744-7410; Telefax: (212)744-7210

Inicia Incorporated/since September 2008: Her responsibilities are to structure, negotiate and draft agreements for all media platforms, including agreements covering production and co-production, branded content, talent, distribution, licensing, sponsorships and promotions. She will also serve on the Company's advisory board for strategic planning.

Law Office of Mary Ann Zimmer since 1987: Previously served as general counsel and vice president of business affairs for ARTS & ENTERTINMENT NETWORKS; directing the department responsible for all legal matters and business affairs for Hearst/ABC/NBC joint venture consisting of A&E Network and The History Channel and related businesses. Currently she maintains a broad-based entertainment law practice (currently as a private practitioner and previously as a partner in a leading entertainment firm) representing US, Canadian and international media clients, including established and emerging television program services, advertising agencies, production companies, filmmakers, talent and nonprofit organizations in wide range of matters requiring extensive knowledge of entertainment law and industry transactions. She specializes in legal and business aspects of content production and distribution for television, film, and online/digital platforms, as well as matters relating to intellectual property, copyright, rights and clearances, content review, merchandising, and content, software and technology licensing.

As a founding member of the Entertainment, Arts and Sports Law Section of the New York State Bar Association, Mary Ann continues to serve as an officer and committee chair. She is a member of the board of the International Academy of Television Arts and Sciences, has been a judge for the International Emmy Awards, regularly lectures professional and academic groups on business and legal matters affecting the entertainment industry, and has taught a graduate seminar in television and radio program development at Brooklyn College.

1977 LL.M. in Labor Law (with honors), New York University School of Law
1975 J.D., Case Western Reserve University School of Law; editor of Law Review
1971 B.A. (with honors), New York University, Washington Square College

Ms. Zimmer will work on behalf of the company on a part time basis, expected to be between 10-20 hours per month.

Director: (x) Yes ( ) No

4.   Name: Mario E. Delfino   Age: 31
Title: Vice President and Chief Technical Officer

Corporate and Administrative Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Studio Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires Argentina 1016; Telephone: +54-11-4813-6536

Inicia Incorporated: since 2006: Co-founder of the contract services unit (i2medialab.com) he is the lead programmer for the company, and oversees the tech aspect of all project development.

Oki Doki Design Founder/ President 2000-2006: Served as lead programmer providing third party contract services to clients worldwide. His area of focus is the development of dynamic page database driven websites and 3d animation for Internet and broadcast distribution. He has Master certifications in several programming languages.

37 | P a g e

2007 – Software Programming (Flash) / IT Master / Buenos Aires, Argentina

2005 – Software Programming (Various) / Image Campus / Buenos Aires, Argentina

2001 – Programming Theory / Media Campus, Buenos Aires, Argentina

Director: (x) Yes ( ) No

34. Information concerning outside or other Directors (i.e. those not described above):
(A) 35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. None

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. None

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

On or about October 16, 2007, the Honorable Carter Beatty, United States Bankruptcy Court, entered an order in the Bankruptcy Court for the Southern District of New York permitting the sale of the corporate shell (the "Sale Order"), and thereafter on or about July 31, 2008, a Corporate Shell Purchase Agreement was executed between the Registrant and New Century Capital Consultants, Inc. and Keystone Capital Resources, LLC (the "Purchasers"), wherein the Purchasers assumed control over the Registrant for the purchase price of Sixty Thousand Dollars ($60,000), and pursuant to the Sale Order, and the Corporate Shell Purchase Agreement the following terms were instituted regarding the Registrant, and upon the Closing of the Corporate Shell Purchase Agreement and consistent with the Sale Order, all right, title and interest in and to the Asset shall be immediately vested in Purchaser (or its assignee) free and clear of any and all liens, claims, encumbrances and security interests of any type whatsoever pursuant to Bankruptcy Code §§ 363(b) and (f), with any liens, claims, encumbrances and interests shall attach to the proceeds of the sale in order of their priority, to the same extent and with the same validity, force and effect as if such Asset had not been sold. Furthermore, the purchasers have authorized the issuance of one preferred share to each party. Each preferred share allows the preferred shareholder to vote the equivalent of fifty (50%) percent of the current issue and outstanding shares of the Registrant to exercise control over the Company/Registrant.

PRINCIPAL STOCKHOLDERS

Item 11. Security Ownership of Certain Beneficial Owners and Management

The table below sets forth information with respect to the beneficial ownership of the Company's Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's common stock, (ii) all directors and nominees, (iii) each executive officer, and (iv) all directors and executive officers as a group.

Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The Company does not believe that any other stockholders act as a "group", as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As of September 29, 2008, the Company had issued and outstanding 17,400,346 shares of Common Stock.

Shareholders		No of Common	% of Ownership	No of B Preferred	% of Ownership
Bruce T. Dugan	(1)	58,800,000			
Mario E. Delfino	(1)	25,200,000			
Keystone Cap. Res. LLC	(1) (2)			1	
New Century Capital Inc.	(1)			1	

NOTES:

1. The Company has authorized the issuance of one preferred shares to each of the following parties: Keystone Capital Resources LLC and New Century Capital Consultants Inc.. Each preferred share allows the preferred shareholder to vote the equivalent of fifty (50%) percent of the current issue and outstanding shares of the Registrant to exercise control over the Company/Registrant. Such voting rights shall however, only be used in the event that Inicia Incorporated fails to be successful as an ongoing entity, and in the absence of securing additional funding above and beyond this Offering Statement to secure the Company's continued operations, if needed to insure its continued operations. In that event, Keystone Capital LLC and Century Capital Inc. shall execute their right to receive two (2) shares of preferred shares to exercise control over the Company/ Registrant for the purpose of regaining control over the public shell. Currently, this right held by Keystone Capital LLC and Century Capital Inc. shall remain in full effect, and subject to the conditions outlined herein for a period of one (1) year commencing as of the closing date of the Elgin Technologies, Inc – Inicia Incorporated merger, dated September 23, 2008.
2. Keystone Capital Resources, LLC is controlled by James W. Zimbler

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

Item 12.   Certain Relationships and Related Transactions Issuance of Stock

General

On or about October 16, 2007, the Honorable Carter Beatty, United States Bankruptcy Court, entered an order in the Bankruptcy Court for the Southern District of New York permitting the sale of the corporate shell (the "Sale Order"), and thereafter on or about July 31, 2008, a Corporate Shell Purchase Agreement was executed between the Registrant and New Century Capital Consultants, Inc. and Keystone Capital Resources, LLC (the "Purchasers"), wherein the Purchasers assumed control over the Registrant for the purchase price of Sixty Thousand Dollars ($60,000), and pursuant to the Sale Order, and the Corporate Shell Purchase Agreement the following terms were instituted regarding the Registrant, and upon the Closing of the Corporate Shell Purchase Agreement and consistent with the Sale Order, all right, title and interest in and to the Asset shall be immediately vested in Purchaser (or its assignee) free and clear of any and all liens, claims, encumbrances and security interests of any type whatsoever pursuant to Bankruptcy Code §§ 363(b) and (f), with any liens, claims, encumbrances and interests shall attach to the proceeds of the sale in order of their priority, to the same extent and with the same validity, force and effect as if such Asset had not been sold.

Furthermore, the purchasers have authorized the issuance of one preferred share to each party. Each preferred share allows the preferred shareholder to vote the equivalent of fifty (50%) percent of the current issue and outstanding shares of the Registrant to exercise control over the Company/Registrant.

As of September 30, 2008, the Company, by written consent of the Board of Directors dated September 17, 2008, drafted resolutions approving and adopting a Certificate of Amendment, the Company amended its Certificate of Incorporation to be authorized to issue 500,000,000 shares of Common Stock, at a par value $.0001 per share. Accordingly, as of September 30, 2008, the latest practicable date, there are 17,238,300 common shares outstanding. In October 2008, an additional 84,000,000 shares were issued to the Company's management. On such date, Mr. Dugan received 58,800,000 common shares, and Mr. Delfino received 25,200,000 shares respectively. The Company contemplates issuing 56,000,000 for this Offering Statement Thus, as of October 2008, the total number of common shares outstanding will be 157,238,300 common shares. The number of record holders of Common Stock as of September 22, 2008 is approximately 213.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:
(Not including any former Elgin management)

		Cash	Other
Chief Executive Officer		$ 21,594	N/A
Chief Financial Officer		$ 0	
Chief Tech Officer		$ 21,594	N/A
VP-General Counsel		$ 0	N/A
VP		$ 9,001	
Other: Key Personnel		$ 0	
	Total:	$ 52,789	$
Directors as a group (number of persons (3)		$ 52,789	$

(b) If remuneration is expected to change or has been unpaid in prior years, explain: There currently exists $2,104 of deferred salary to Mario E. Delfino, which the Company expects to repay from future profits earned.

(c) If any employment agreements exist or are contemplated, describe: None

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: N/A shares (_____ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _____ shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:
Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

Item 3.   Legal Proceedings

Other than described below, there is no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel. There have been no changes in the company's accountants or disagreements with its accountants since its inception.

Indemnification of Officers and Directors

At present we have not entered into individual indemnity agreements with our Officer or Director. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Delaware law, our directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our directors and officers and our stockholders for monetary damages will be limited.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company is not an S corporation.

Name of Tax Advisor: N/A
Address: N/A
Telephone No. ( )   N/A

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.   N/A

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Inicia Incorporated
Balance Sheet
For the years ended December 31, 2006 and 2007,
and the Nine-Month period ending September 30, 2008

	2006	2007	2008
ASSETS			
Current Assets			
Cash in Banks	$ 2,032	$ 933	$ 458
Accounts Receivable	2,700	3,600	2,595
)ther Current Assets:	$ 500	$ 525	$ 551
TOTAL ASSETS:	$ 5,232	$ 5,058	$ 3,605
LIABILITIES & SHAREHOLDERS'EQUITY			
Current Liabilities			
Accounts Payable			349
Loans Payable			600
Deferred Salaries	$ 7,000	$ 12,000	$ 2,104
Total Current Liabilities	7,000		3,053
Total Liabilities	$ 7,000	$ 12,000	$ 3,053
Equity			
Capital Stock:			
Preferred stock: 1,000,000 authorized, 0 shares outstanding			
Common stock: 500,000,000 authorized, 17,238,300 outstanding, par value $.01 per share			
Bruce Dugan	10,295	10,295	10,295
Jim Zimbler	10,000	10,000	10,000
Keystone Capital			$ 37,0000
Total Common Stock	$ 20,295	$ 20,295	$ 57,295
Retained earnings (deficit) – beginning of period	$ (14,458)	$ (22,063)	$ (27,237)
Net income (loss) for period	(7,605)	(5,174)	(29,505)
Retained earnings (deficit) – end of period	$ (22,063)	$ (27,237)	$ (56,743)
Total Equity	$ (1,768)	$ (6,942)	$ 552
TOTAL LIABILITIES and SHAREHOLDERS EQUITY	5,232	5,058	3,605

See accompanying notes to financial statements.

Inicia Incorporated
Statements of Income and Loss

INCOME		2006		2007		2008
Publications Income						
Advertising Sales	$	18,923	$	18,935	$	13,121
Affiliate Sales		130		94		12
Subscriptions		2,100		1,014		760
Total Publication Income		21,153		20,043		13,893
Contract Services						
Software Programming		800		42,300		0
Website Hosting		198		419		98
Total Contract Income		998		42719		98
TOTAL INCOME	$	22,151	$	62,762	$	13,991
EXPENSES						
Advertising	$	0	$	0	$	0
Bank Fees		405		320		150
Contract Services		160		1,045		620
Cable Services		360		360		270
Equipment/Software		300		0		1,089
Marketing		49		0		0
Meals/ Entertainment		166		327		387
Merchant Svcs Fees		510		411		336
Postage/ Delivery		0		0		0
Professional Fees		250		250		125
Salaries		17,564		52,789		29,675
Rent						
Office		3,600		6,000		5,000
Servers		5,615		5,615		3,991
PO Boxes		140		140		120
Telephone		635		678		533
Travel		0		0		1,200
Total Rent		9,990		12,433		10,844
Total Expenses	$	29,756	$	67,936	$	43,497
NET INCOME OR (LOSS)	$	(7,605.25)	$	(5,174.16)	$	(29,505.99)

See accompanying notes to financial statements

Inicia Incorporated
Statements of Cash Flows
For the years ended December 31, 2006 and 2007,
and the Nine-Month Period ending September 30, 2008

	2006	2007	2008
Cash Provided By Investing Activities:			
Contributions of capital	$ 20,295		$ 37,000
Total Cash Provided by Investing Activities	$ 20,295		37,000
Cash provided by financing activities:	0	0	0
Cash provided (used) in operations:			
Net loss for period	$ (7,605)	$ (5,174)	$ (2.9506)
All other – net	11,658	6,273	(7,037)
Net Increase (decrease) in cash	1,032	1,099	(7,953)
Cash – beginning of period	$ 1,000	$ 2,032	$ 933
Cash –end of period	$ 2,032	$ 933	$ 458

See accompanying notes to financial statements.

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Inicia Incorporated
Statements of Changes in Shareholders' Equity
For the years ended December 31, 2006 and 2007,
and the Nine-Month Period ending September 30, 2008

	2006	2007	2008
Common Stock:			
Contributions of capital	$ 20,295	$ 0	$ 37,000
Increase in common stock	20,295		37,000
Common stock – beginning of period	$ 0	$ 20,295	$ 20,295
Common stock – end of period	$ 20,295	$ 20,295	$ 57,295
Retained Earnings (deficit):			
Net income (loss) for period	7,605	(5,174)	(29,505)
Retained earnings (deficit) – beginning of period	$ (14,458)	$ (22,063)	$ (27,237)
Retained earnings (deficit) – end of period	$ (22,063)	$ (27,237)	$ (29,505)

See accompanying notes to financial statements.

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Inicia Incorporated
Notes to Financial Statements
As of December 31, 2006 and 2007
and as of September 30, 2008

.

Inicia Incorporated is a software and media development company that develops and operates online publications, resources centers and social networks; produces video broadcast entertainment; develops digital software products; and, provides software and website develop services to third party clients.

1) Immediately prior to 09/30/08 Inicia Incorporated (which was a private closely- held corporation) entered into a reverse merger with Elgin Technologies, Inc. (ELGN) which was in bankruptcy and had no assets or liabilities. Therefore, the above financial statements reflect only and solely the operations of Inicia Incorporated prior to said merger.

2) The Company believes that it will be able to use all of the net operating loss carry forwards in future periods; however, to be conservative the Company has not recognized the related asset in the accompanying financial statements.

3) Significant accounting policies include:
     i)   Accrual basis accounting
     ii) Development costs during the start up phase are written off
     iii) Depreciable assets are depreciated over their useful lives on a straight-line basis
     iv) Net operating losses shall be carried forward against profits in future periods
     v)   U.S. income taxes will be reported on net income

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

Item 6.   Management's Discussion and Analysis or Plan of Operation

Forward-Looking Information

Certain statements in this document are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

Plan of Operations (does *not make reference to any Eglin operations whatsoever, prior to, during or after its bankruptcy proceedings, and refers solely to the description of Inicia Incorporated prior to and after the merger with Elgin Technologies, Inc.)*

We are a startup, development stage Company that has had revenues from the first month after its inception (July 2005), but which to date have been below its breakeven point and therefore has been losing money during the development phase. Management feels that with the completion of its planned short term goals that it can become self sufficient within six (6) months of receiving its trading symbol. With the recent expansion to the Company's development team – adding an additional full time software programmer and website designer -- Management believes that they can complete its online publishing model within a six month period -- a template the Company is building to be used on the Internet (also known as the world wide web -- a global communications system to access text, photo, and video content, as well as instant communications between people and/or groups -- that is accessible to the general public) as a platform to present a series of well defined niche interest websites and social communities (think MySpace with a magazine), and its IQ digital music enhancer product – a digital software product that allows the average consumer to alter the equalization sound of their digital music (see The Company for more details).

During the development phase, the Company has generated revenue from selling advertising space on our single operating website in development, collecting a nominal subscription fee from readers, and has also designed and developed other websites for third party clients on a work-for-hire basis. Accordingly, management must raise money from sources other than the operations of its business.

Our only other source of cash at this time is investments by others (primarily from existing shareholders and others) in our Company. We must raise additional cash to complete any future acquisitions and maintain current operations, otherwise the business will fail.

Liquidity, Capital Resources and Operations

Since the Company's inception, the Company raised funds from officer/shareholder advances. This money was utilized for certain start-up costs and operating capital.

Subsequently, effective September 28, 2008, the Company entered into a reverse merger with Elgin Technologies, Inc. (ELGN) and by the terms of that merger has filed with the State of Delaware as the surviving entity. In connection with the merger, the Company issued 84,000,000 shares of common stock to officers and directors. The Company has further filed this Offering Statement, and utilizes 56,000,000 shares to raise working capital from various investors.

In this regard, the Company's plan of operations for the next 12 months is intended to make its operations profitable through expanding the its' active list of third party clients that it can provide software and/ website development services for, launching eight new websites from which it can realize adverting revenues, and the consumer sales of its IQ music products.

Financings

To meet our need for cash, we are attempting to raise debt and equity financing to complete the development of our online publishing model, the design packaging and promotion of the IQ music enhancer consumer product, complete planned video programming production, and begin promotion efforts.

Although certain monies have been promised to be delivered upon the Company receiving its new trading symbol, there is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any/or all of our short term goals as mentioned in this document, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and cannot raise it, the company will either have to suspend operations until we do raise the cash or cease operations entirely.

RESULTS OF OPERATIONS:

For the Years Ending December 31, 2007 vs. December 31, 2006 (*For Incia Incorporated pre merger*)

Net sales

Net sales in 2007 were $62,762 as compared to $22,151 in 2006, which represents an increase of $40,611 This increase was attributable to higher traffic on our existing website, thus resulting in higher revenues from advertising, as well as larger projects from third party contract work in 2007.

Cost of Goods Sold and Gross Profit

Currently the Company does not have any manufacture costs., so our only direct costs other than salaries and overhead is the servers that we lease to house our website -- $378 per month for the corporate site and online publishing site, and $39.95 for a smaller server that we use to provide hosting services to clients (under the name cci-web.biz)

Selling, General and Administrative Expenses

The expenses for 2007 were $ 67,936.51 as compared to $ 29,756.25 in 2006, an increase $38,180.26 or 56 %. The increase was attributable to predominantly several contributing factors; an increase in contract service expenses to $ 1,045 in 2007 as compared to $ 160 in 2006; an increase in in-house compensation to $52,789 in 2007 from $ 17,564 in 2006; and an increase in property rent (s) to $ 6,000 in 2007 from $ 3,600 in 2006.

Other Income (Expense) (*of Incia Incorporated pre merger*)

48 | P a g e

None

Net Loss from Continuing Operations

The net loss was $ *(5,174.16)* in 2007 compared to a loss of $ *(7,605.25)* in 2006. The $2,431.09 decrease of loss was a result of two factors namely, the increased gross profit from third party contract service revenue to $ 42,719.10 in 2007 compared to $ 998 in 2006; and increased advertising revenue to $ 17,802 in 2007 compared to $ 16,927 in 2006; the increase in third party contract expenses, as well as increased rents and general and administrative expenses as indicated above.

Discontinued Operations

During 2008, the operations of third party contract services were discontinued at management's election to focus the resources of the Company on in-house development properties, and accordingly the lack of such revenue is reflected in the financials for 2008 ending 09/30/08.

These operations are expected to resume in October 2008

Liquidity and Financial Resources

These factors, when combined with the possibility that the company may not be successful in its attempt to secure new financing, raises doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the Company, it will need to seek financing from outside sources. The Company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by maintaining low operating expenses and to increase revenues significantly, through growth and acquisitions.

The Company is actively in discussion with on or more potential acquisition or merger candidates. There is no assurance that the Company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully. Moreover, there is no assurance that the in-house project plans adopted by management will prove to be successful.

The increases in recurring administrative expenses detailed above in The Results of Operations section are due to the start up of the operations, increases in personnel and professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross Profit will increase as a result of the business derived from external sources. This can be achieved only if the Company can obtain financing from outside sources since additional capital is needed to operate and expand operations from current levels.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

